SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 12, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 12, 2012, entitled “Syneron to Acquire Assets of TransPharma Medical Ltd.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 12, 2012

Syneron to Acquire Assets of TransPharma Medical Ltd.

Enhances Syneron's Product and Intellectual Property Portfolios With Innovative Transdermal Delivery Technology and Patents

YOKNEAM, ISRAEL--(Marketwire - March 12, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that is has signed a definitive agreement to acquire substantially all the assets of TransPharma Medical Ltd. ("TransPharma"), a specialty pharmaceutical company focused on the development and commercialization of drug-products utilizing an innovative active transdermal drug delivery technology.

Under terms of the agreement, Syneron will acquire substantially all the assets of TransPharma, including its patent portfolio, for approximately $3.6 million in cash. The acquisition is subject to customary closing conditions.

TransPharma has developed an innovative transdermal drug delivery technology based on RF-MicroChannels™ that create microscopic channels across the skin. Its first product, the Viador system, is a handheld device with an RF-needle array. It is CE Mark approved for use in transdermal delivery of biologic drug-products via a system-specific skin patch. In the area of aesthetics, the Viador system has been clinically proven to stimulate skin rejuvenation and increase penetration of cosmetic compounds and other pharmaceutical active ingredients to targeted layers of skin. The Viador system is expected to provide a commercial opportunity within the professional and home-use aesthetic device markets.

Dr. Shimon Eckhouse, Co-founder and Chairman of the Board of Directors of Syneron Medical, said, "TransPharma has made significant investments in developing a leading transdermal drug delivery technology. We are excited to have the opportunity to incorporate this enabling platform and intellectual property into Syneron's broad aesthetic product technology patent portfolio."

Louis P. Scafuri, Chief Executive Officer of Syneron Medical, added, "The acquisition provides Syneron tremendous opportunities to leverage TransPharma's significant patent estate and transdermal drug delivery know how with our expertise in aesthetic technologies to bring innovative new treatments to the market. We believe our technologies are highly complementary and will integrate the TransPharma research and development efforts with our internal team in order to further enhance its potential. The acquisition will also contribute to our current product offering with their approved Viador system in Europe and enable Syneron to expand its already dominant intellectual property position in the aesthetic device market."

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Safe Harbor For Forward-Looking Statements

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that we will face difficulties integrating the TransPharma technology into our products and the risk that the intellectual property rights of TransPharma are not protected adequately; as well as the risks set forth in Syneron Medical Ltd.'s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document.

Investor Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com